UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended	December 31, 2006
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
     For the transition period from                      to

Commission file number	000-32041
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Citizens First Savings Bank 401(k) Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Citizens First Bancorp, Inc.
525 Water Street
Port Huron, Michigan 48060

Required Information
The Citizens First Savings Bank 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

INDEPENDENT AUDITORS’ REPORT
To the Plan Administrator of the
Citizens First Savings Bank
401(k) Plan
Port Huron, Michigan
We have audited the accompanying statements of net assets available for plan benefits of the Citizens First Savings Bank 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for plan benefits of Citizens First Savings Bank 401(k) Plan as of December 31, 2006 and 2005 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of 1) assets held at end of year and 2) assets acquired and disposed of within year, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Austin, Niester, Beauchamp & Finnegan PC
Certified Public Accountants
Port Huron, Michigan
June 27, 2007

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE
FOR PLAN BENEFITS
December 31, 2006 and 2005

	2006	2005

ASSETS

Cash	$48,437	$2,565,957
Dividend & Capital Gain distribution receivable	9,935
Participant-directed investments — at fair value:
Mutual funds	5,397,382	3,051,430
Employer common stock	3,052,359	2,673,946
Participant loans	93,432	79,412

Total participant-directed investments	8,543,173	5,804,788

TOTAL ASSETS	8,601,545	8,370,745

LIABILITIES

Excess employee contributions payable	12,473	6,618

TOTAL LIABILITIES	12,473	6,618

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$8,589,072	$8,364,127

See Notes To Financial Statements.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2006 and 2005

	2006	2005

ADDITIONS TO NET ASSETS

Investment income:
Net realized and unrealized gain from investments in:
Mutual funds	$196,900	$25,430
Employer common stock	745,005	121,520
Interest and dividends	328,287	149,115

TOTAL INVESTMENT INCOME	1,270,192	296,065
Contributions:
Participants	715,323	553,629
Employer	161,563	137,772
Rollover and other	76,379	2,775,023

TOTAL CONTRIBUTIONS	953,265	3,466,424

TOTAL ADDITIONS	2,223,457	3,762,489

DEDUCTIONS

Deductions from net assets attributed to:

Benefits paid to participants	1,998,512	304,655

Net Increase in Net Assets Available for Plan Benefits	224,945	3,457,834
NET ASSETS AVAILABLE FOR PLAN BENEFITS BEGINNING OF YEAR	8,364,127	4,906,293

END OF YEAR	$8,589,072	$8,364,127

See Notes To Financial Statements.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
Note A—Description of Plan
The Citizens First Savings Bank 401(k) Plan (the “Plan”) is a defined contribution plan for eligible employees of Citizens First Savings Bank (the “Employer”). The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
Participation and Vesting - All employees are eligible to participate in the Plan once they have attained the age of 18. Participant contributions are always fully vested and nonforfeitable. Annually, the Employer will make an Employer-matching contribution. Each participant who has worked more than 500 hours during the calendar year or is employed on the last day of the Plan year shall be entitled to a portion of the Employer contributions. In addition, participants who have retired or died during the Plan year will be entitled to a share of the Employer contributions. The Employer’s contributions vest under the following schedule:

Percentage
Years of Service	Vested

Less then 3 years	0
3 years	100
Forfeitures - Annually, forfeitures may be used to reinstate previously forfeited accounts, if any, correct erroneously omitted employees, if any, or reduce Plan expenses. Any remaining amounts shall be used to reduce Employer contributions. Forfeitures amount to $10,427 and $10,535 as of December 31, 2006 and 2005, respectively, and will be used to reduce future employer contributions. During 2006, $21,581 was used to reduce employer contributions.
Employee Contributions - Contributions to participants’ accounts are made through voluntary reductions in their compensation. Such reductions are, in turn, paid to the Plan by the Employer. Participants may contribute from 1 percent to 15 percent of pretax compensation, less bonuses and overtime, to the Plan each calendar year. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Annual contributions for each participant are subject to limitations as defined in the Internal Revenue Code.
Beginning January 1, 2006, the Plan allowed participants to make Roth elective deferrals to their participant accounts on an after-tax basis. The Roth elective deferrals are included in the employee deferrals used to calculate the employer match and in the annual contributions limitations defined by the Internal Revenue Code.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
Note A—Description of Plan (Continued)
Employer Contributions - The Plan provides for an Employer-matching contribution. The Employer match for 2006 and 2005 is 50 percent of the first 4 percent of participant deferrals, up to a maximum of 2 percent of each participant’s eligible annual compensation. Employer matching contributions are invested as directed by Plan participants.
Participant Accounts - Each participant’s account is credited with the participant and Employer contributions and an allocation of any Plan earnings. Contributions to the Plan are allocated to participants’ individual accounts on the date of receipt by the trustee. Allocations are based on participant elections. The benefit to which a participant is entitled is the amount included in each individual’s vested participant account.
Payment of Benefits - Participants or their beneficiaries may receive payments of their account balances upon the earlier of reaching age 59 1/2, death, hardship withdrawal, or termination of service, as defined in the Plan. Such payments are made in a lump sum. Mandatory payments must begin no later than April 1 following the year in which the participant reaches the age of 70 1/2. The Plan should be consulted for further details regarding the benefit provisions.
Loans - The Plan allowed participants to borrow money from the Plan, limited to the lesser of $50,000 or one-half of the participants’ vested account balance. Loans must have terms no longer than five years, with the exception of loans used to acquire, construct, or reconstruct the participant’s home, and must bear a reasonable interest rate as determined by the Plan administrator. The Plan was amended to no longer allow participants to borrow money from the Plan, effective July 1, 2005. Existing loans will continue until fully repaid.
Administrative Expenses - Administrative expenses of the Plan are paid by the Employer.
Note B — Summary of Significant Accounting Policies
Assets and Liabilities - Accounting policies relative to the basis of recording assets and liabilities conform with Department of Labor guidelines. Assets and liabilities are presented at fair value. The fair value of investments in mutual funds and common stock is based on quoted market prices. The value of participant loans is the face value of the loans outstanding, which approximates market value.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
Note B — Summary of Significant Accounting Policies (Continued)
Changes in Net Assets - Income is recorded as earned. Expenses are recorded when incurred. Since assets of the Plan are recorded at fair value, unrealized appreciation or depreciation of Plan assets for the year is recorded in the statement of changes in net assets available for Plan benefits. Contributions are recorded on the accrual basis in the Plan year to which the contribution applies. Payments to beneficiaries are recorded when paid by the Plan.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Note C — Income Tax Status
The Internal Revenue Services issued a determination letter dated June 16, 2003 stating that the plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code and that the related trust is, therefore, not subject to tax. The Plan administrator has a copy of this determination letter in his possession.
The Plan was amended on November 18, 2004, May 26, 2005, and November 17, 2005. However, the Plan administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes has been included in the financial statements.
Note D — Investments
The Plan’s investments are held by Citizens First Savings Bank. The fair value of individual investments that exceed 5 percent of the Plan’s beginning net assets is as follows:

	2006	2005
Mutual Funds- All participant-directed
Federated Capital Preservation Fund	$1,181,780	$536,682
Federated Mid Cap Fund	728,164	629,245
Federated Max Cap Fund	570,193	413,364
Federated Total Return Bond Fund	486,018	414,999
Federated Kaufmann Fund	424,571
Ex Value & Restructuring	682,883
Income Fund of America	565,041

Common stock — Citizens First Bancorp, Inc. Employer common stock	3,052,359	2,673,946

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
Note E — Related Party Transactions
Participants have the option of investing in common stock of the Employer.
Note F — Plan Termination
Although the Employer intends to continue the Plan indefinitely, it has reserved the right to amend or terminate the Plan at any time. If the Plan were to be terminated, the amount in each participant’s account would become fully vested as of the date of the termination of the Plan. Plan funds would be distributed to each participant in accordance with distribution policies set forth in the Plan.
Note G — Excess Employee Contributions Refundable
At December 31, 2006 and 2005, payables of $12,473 and $6,618 respectively, are recorded for amounts refundable by the Plan to participants for contributions in excess of amounts allowed by the Internal Revenue Service.
Note H — Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Note I — Plan Merger
On December 23, 2005, the Company acquired Metro Bank. As a result, the Plan was amended to accept the transfer of the net assets of the Metrobank 401(k) Plan (the “First Plan and Trust”) into the existing Plan and to make participants in the Plan eligible to participate in the existing Plan effective January 1, 2006. The net assets of the Plan were transferred to the existing Plan on December 29, 2005. Cash was received on December 29, 2005, while participant loans were not transferred into the Plan until January 1, 2006.

SUPPLEMENTARY
INFORMATION

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
SUPPLEMENTAL SCHEDULES
For the year ended December 31, 2006
EIN: 38-0421485, Plan 001
Form 5500
Schedule H, Line 4i —Schedule of Assets (Held At End of Year)

			Current
Identity of Issuer (a)(b)	Description of Investment (c)	Cost (d)*	Value (e)

Federated Investors, Inc.	Federated Capital Preservation Fund		$1,181,780

Excelsior	Excelsior Value & Restructuring		682,883

Federated Investors, Inc.	Federated Kaufmann Fund		424,571

Federated Investors, Inc.	Federated Index Mid-Cap Fund		728,164

Federated Investors, Inc.	Federated Index Max-Cap Fund		570,193

Federated Investors, Inc.	Federated Managed Conservative Growth Fund		33,334

Federated Investors, Inc.	Managed Income Fund		2

Federated Investors, Inc.	Federated Total Return Bond Fund		486,018

Alpine	Alpine U.S. Real Estate Equity		100,817

American Funds	Income Fund of America		565,041

Pimco	Pimco Commodity Real Return		95,166

Third Avenue	Third Avenue Small Cap Value Fund		126,898

UMB	UMB Scout Worldwide		402,515

Citizens First Bancorp, Inc.	Common stock — Citizens First Bancorp, Inc.		3,052,359

Participants	Participant loans, with interest ranging from 6.0 percent to 11.5 percent		93,432

	Total Investments		$8,543,173

*	Cost information not required for Schedule I

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
SUPPLEMENTAL SCHEDULES
For the year ended December 31, 2006
EIN: 38-0421485, Plan 001
Form 5500
Schedule H, Line 4i —Schedule of Assets (Acquired and Disposed of Within Year)

		Cost of	Proceeds of
Identity of Issuer (a)	Description of Investment	acquisitions (c)*	dispositions (d)

Alpine	Alpine U.S. Real Estate Equity		$28,345

American Funds	Income Fund of America		200,021

Loomis Sayles	Loomis Sayles Small Cap Value		3,862

Pimco	Pimco Commodity Real Return		6,496

Third Avenue	Third Avenue Small Cap Value		13,421

	Total Investments		$252,145

*	Cost information not required for Schedule II

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Citizens First Savings Bank 401(k) Plan By Citizens First Savings Bank, Trustee
Date: June 29, 2007	By:	/s/ William G. Oldford, Jr.
William G. Oldford, Jr.
Vice President and Senior Trust Officer

EXHIBIT INDEX

Exhibit 23	Consent of Austin, Niester, Beauchamp & Finnegan, PC